October 7, 2008

Nicholas D. Gerber
Chief Executive Officer
United States Short Oil Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

      **Re:    United States Short Oil Fund, LP**
              **Amendment No. 1 to Registration Statement on Form S-1**
              **Filed September 29, 2008**
              **File No. 333-152386**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Performance of the Related Public Funds, page 35

1. Please update the prior performance information to the extent updated information is available.

How Does USSO Operate?, page 42

2. Please spell out the components of the graph on page 46.

Suspension or Rejection of Redemption Orders, page 68

3. We note your response to our prior comment #7. As you indicate in your response, please revise the registration statement to explain the circumstances under which the limited partners would need protection.

The General Partner Has Conflicts of Interest, page 84

4. We note your response to our prior comment #8 and the revised disclosure regarding UGA in the last paragraph under this subheading. Please revise to explain the potential harm to USSO investors.

Financial Statements and Notes

United States Short Oil Fund, LP

Note 1 - Organization and Business, page F-4

5. We have read and considered your response to comment #11. We note that the General Partner will fund all the organizational and initial offering costs of United States Short Oil Fund, LP (USSO) and such costs will not be reimbursable by USSO to the General Partner. We also note that the non-reimbursable costs are not recognized in the USSO's financial statements but are recognized in the financial statements of the General Partner. Please expand your disclosure to include such information in your footnotes.

United States Commodity Funds, LLC

Report of Registered Independent Public Accounting Firm, page F-10

Note 3 - Capitalization and Related Party Transactions, page F-19

6. We have read and considered your response to comment #15. Based upon your response, we note that the advance receivable relates to the fees that related public funds expect to pay to United States Commodity Funds LLC (USCF). We also note that USCF considers such fees as an advancement to its parent in anticipation of USCF's Board of Directors officially declaring a distribution (dividend) in the same amount. Please expand your disclosure to include such information in your footnotes.

Tax Opinion

7. Please have your legal counsel amend this opinion to refer to the section of the registration statement which contains its tax opinion.

Legal Opinion

8. It is not appropriate for counsel to limit the scope of its opinion to judicial interpretations of the provisions of the DRULPA "in accordance with their plain meaning." Please direct counsel to revise the opinion to cover reported judicial decisions interpreting these provisions.

\* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon at (202) 551-3472 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.  Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,


Michael McTiernan
Special Counsel


cc: James M. Cain, Esq. (*via fax*)